UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1Q15 BR GAAP Results

April 28th, 2015

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO - CONSENSUS

GDP (Y-o-Y growth %)


1.0
2.5
0.1
-1.1
1.0
2012
2013
2014
2015e
2016e

Interest Rate – Selic (%)


7.25
10.00
11.75
13.25
11.50
2012
2013
2014
2015e
2016e

Inflation (IPCA %)


5.8
5.9
6.4
8.3
5.6
2012
2013
2014
2015e
2016e

Exchange Rate (R$ / US$)


2.04
2.34
2.66
3.20
3.30
2012
2013
2014
2015e
2016e

TABLE OF CONTENTS

HIGHLIGHTS – 1Q15 / 4Q14

Balance Sheet

- **Expanded loan portfolio +5%, mostly due to the exchange rate variation**
- **Funding from clients +4%**
- **Balance sheet strength and profitability**
  - ✓ BIS: 16.0%
  - ✓ Loans / Deposits: 99%

Results

- **Revenues increase in the quarter**
  - ✓ Net interest income +2%
  - ✓ Stable fees
- **Stable allowance for loan losses**
  - ✓ Net interest income, net of allowance for loan losses +4%
- **General expenses under control,** with annual evolution below inflation
- **Net profit +7%**

Risks

- **Credit quality**
  - ✓ **Delinquency ratio continues decrease**: Over 90 -28 bps
  - ✓ **Cost of credit reduces** 17 bps
  - ✓ **Stable coverage ratio** reaches 181%

TABLE OF CONTENTS

NET PROFIT

Net profit increases 7.3% in the quarter

R$ MM


14.4%
7.3%
1,428
1,437
1,464
1,521
1,633
909
909
927
943
949
518
528
537
578
684
1Q14
2Q14
3Q14
4Q14
1Q15
Accounting Profit
Goodwill

RESULTS

R$MM

Managerial Profit	1Q15	1Q14	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	7,140	7,000	2.0%	2.2%
Fee and Commission Income	2,828	2,633	7.4%	-5.0%
TOTAL REVENUES	9,968	9,633	3.5%	0.1%
Allowance for Loan Losses	(2,112)	(2,346)	-10.0%	-0.8%
General Expenses	(4,103)	(3,974)	3.2%	-7.6%
Others	(1,653)	(1,564)	5.7%	0.6%
PROFIT BEFORE TAXES	2,100	1,749	20.0%	20.1%
Taxes and Minority Interest	(467)	(322)	45.2%	105.2%
MANAGERIAL NET PROFIT	1,633	1,428	14.4%	7.3%

NET INTEREST INCOME

Net interest income accelerates and grows 2% in the quarter

Net Interest Income Breakdown

R$ MM



2.0%
2.2%
7,000
6,686
6,980
6,983
7,140
1,293
985
1,459
1,522
1,635
304
313
347
351
368
5,403
5,387
5,174
5,110
5,137
1Q14
2Q14
3Q14
4Q14
1Q15
Credit
Deposits
Others

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

1Q1	2Q14	3Q14	4Q14	1Q15
10.4%	10.9%	10.9%	11.3%	12.2%



Credit Spread (%)
9.9%
9.8%
9.1%
8.6%
8.4%
Deposit Spread (%)
1.0%
1.0%
1.1%
1.0%
1.1%
1Q14
2Q14
3Q14
4Q14
1Q15

LOAN PORTFOLIO

Loan Portfolio grows 5% in the quarter

Expanded Portfolio

R$ Billion


18.0%
4.6%
275.2
279.7
293.1
310.6
324.7
Mar.14
Jun.14
Sep.14
Dec.14
Mar.15

Segment Breakdown

R$ Million	Mar-15	Mar-14	YoY	QoQ	Share Loan Portfolio in Mar/15
Individuals	79,819	75,445	5.8%	1.9%	31%
Consumer Finance	36,178	37,421	-3.3%	-1.6%	14%
SMEs	31,643	31,877	-0.7%	-0.3%	12%
Corporate	110,504	79,210	39.5%	11.9%	43%
Total	**258,144**	**223,952**	**15.3%**	**5.1%**	**100%**
Other Transactions[1]	66,593	51,233	30.0%	2.3%	
Expanded Portfolio	**324,737**	**275,185**	**18.0%**	**4.6%**	

1.Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees).

FUNDING

Funding from clients grows 4% in the quarter

R$ Billion	Mar-15	Mar-14	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	52.8	49.4	7.0%	-2.2%
Time Deposits + Debentures[1]	163.7	143.6	14.0%	2.2%
Treasury Notes (Letras Financeiras)[2]	44.2	30.5	44.8%	17.5%
Funding From Clients - on balance (A)	**260.7**	**223.5**	**16.7%**	**3.6%**
(-) Reserve Requirements	-32.7	-40.0	-18.4%	8.5%
Borrowing and Onlendings	16.1	12.5	28.4%	2.2%
Subordinated Debt	15.6	14.3	9.0%	11.1%
Offshore Funding	42.1	30.9	36.3%	16.5%
Total Funding – on balance (B)	**301.9**	**241.2**	**25.2%**	**5.0%**
Assets Under Management	167.4	149.4	12.0%	2.0%
Total Funding + AUM	**469.3**	**390.6**	**20.1%**	**3.9%**

1. Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA), 2.Includes Certificates of Structured Operations (COE),

FEES AND COMMISSION INCOME

Normalized fees stable in the quarter


Total
R$ Million
7.4%
-5.0%
2,633
2,683
2,765
2,977
2,828
1Q14
2Q14
3Q14
4Q14
1Q15

Breakdown of Fee and Commission Income

R$ Million	1Q15	1Q14	YoY	QoQ
Asset Management	260	236	10.3%	-2.5%
Current Account	466	459	1.5%	0.8%
Lending Operations	328	280	16.9%	-6.3%
Insurance	472	428	10.1%	-13.1% 21.0%
Cards	838	821	2.1%	-9.6%
Collection Services	233	215	8.3%	-6.0%
Securities Brokerage and Placement	140	128	9.1%	35.4%
Others	92	66	39.5%	18.2%
TOTAL	**2,828**	**2,633**	**7.4%**	**-5.0%** **0.1%**

1. Does not consider the insurance's seasonal effect.

GENERAL EXPENSES

General expenses with evolution below inflation

General Expenses

R$ Million


3.2%
-7.6%
3,974
436
1,760
1,779
4,032
450
1,788
1,794
4,303
508
1,863
1,932
4,440
502
1,976
1,962
4,103
533
1,861
1,709
1Q14
2Q14
3Q14
4Q14
1Q15
Administrative
Personnel
Depreciation and Amortization

Breakdown of Expenses

R$ Million	1Q15	1Q14	YoY	QoQ
Administrative	1,709	1,779	-3.9%	-12.9%
Personnel	1,861	1,760	5.8%	-5.8%
Subtotal	**3,571**	**3,538**	**0.9%**	**-9.3%**
Depreciation/ Amortization	533	436	22.2%	6.1%
Total	**4,103**	**3,974**	**3.2%**	**-7.6%**

CREDIT INDICATORS

NPL ratio over 90 days improve in the quarter and in twelve months

NPL from 15 to 90 days | NPL Over 90 days | Coverage Ratio Over 90 days



7.4%
7.5%
6.7%
6.4%
6.8%
5.3%
5.0%
4.3%
4.1%
4.3%
3.2%
2.7%
2.2%
2.2%
2.5%
Mar.14 Jun.14 Sep.14 Dec.14 Mar.15
5.1%
5.6%
5.2%
4.8%
4.3%
3.8%
4.1%
3.7%
3.3%
3.0%
2.6%
2.7%
2.4%
2.1%
2.0%
Mar.14 Jun.14 Sep.14 Dec.14 Mar.15
176.7%
180.0%
180.8%
Mar.14
Dec.14
Mar.15
Corporate
Individuals
Total

ALLOWANCE FOR LOAN LOSSES

Cost of credit decreases 17 bps in the quarter



3.6%
3.8%
3.7%
3.1%
2.9%
-10.0%
-0.8%
2,346
2,451
2,466
2,128
2,112
3,001
3,043
3,070
2,795
2,568
(655)
(591)
(604)
(667)
(457)
1Q14
2Q14
3Q14
4Q14
1Q15
Credit Cost
Gross Allowance for Loan Losses
Income from recovery of written off loans

PERFORMANCE RATIOS

Efficiency Ratio (%)


49.3%
53.6%
49.8%
1Q14
4Q14
1Q15

Recurrence (%)


66.3%
67.0%
68.9%
1Q14
4Q14
1Q15

ROAA[1] (%)


1.2%
1.1%
1.1%
1Q14
4Q14
1Q15

ROAE[1] (%)


11.2%
12.1%
12.8%
1Q14
4Q14
1Q15

1. Excludes the goodwill

LIQUIDITY AND CAPITAL RATIOS

Loan to Deposit[1]


100.2%
97.5%
99.0%
Mar.14
Dec.14
Mar.15

BIS Ratio


18.3%
1.6%
16.7%
17.5%
1.4%
16.1%
16.0%
1.5%
14.5%
Mar.14
Dec.14
Mar.15²
Tier I
Tier II

1. Total loan portfolio / funding from clients;
2. From 2015 on considers the prudential conglomerate.

TABLE OF CONTENTS

1Q15 – Final Remarks

- Revenues start to show better dynamics;
- Credit quality with good evolution;
- General expenses remain controlled, with evolution well below inflation;
- ROE improves 77 bps in the quarter and 165 bps in twelve months.

We continue strengthening our commercial model, with focus on a sustainable growth

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial (R$ million)

Managerial Financial Statement	1Q15	1Q14	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**7,140**	**7,000**	**140**	**2.0%**
Allowance for Loan Losses	(2,112)	(2,346)	234	-10.0%
NET INTEREST INCOME AFTER LOAN LOSSES	**5,028**	**4,654**	**374**	**8.0%**
Fee and Commission Income	2,828	2,633	195	7.4%
General Expenses	(4,103)	(3,974)	(129)	3.2%
Personnel Expenses + Profit Sharing	(1,861)	(1,760)	(102)	5.8%
Administrative Expenses	(2,242)	(2,214)	(28)	1.2%
Tax Expenses	(929)	(767)	(162)	21.2%
Other Income (Expenses)	(723)	(797)	73	-9.2%
INCOME BEFORE TAXES	**2,100**	**1,749**	**351**	**20.0%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(408)	(269)	(139)	51.7%
MINORITY INTEREST	(60)	(53)	(6)	12.1%
NET PROFIT	**1,633**	**1,428**	**205**	**14.4%**

RESULTS

Managerial – Quarterly (R$ million)

Managerial Financial Statement	1Q14	2Q14	3Q14	4Q14	1Q15
NET INTEREST INCOME	**7,000**	**6,686**	**6,980**	**6,983**	**7,140**
Allowance for Loan Losses	(2,346)	(2,451)	(2,466)	(2,128)	(2,112)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,654**	**4,235**	**4,514**	**4,854**	**5,028**
Fee and Commission Income	2,633	2,683	2,765	2,977	2,828
General Expenses	(3,974)	(4,032)	(4,303)	(4,440)	(4,103)
Personnel Expenses + Profit Sharing	(1,760)	(1,788)	(1,863)	(1,976)	(1,861)
Administrative Expenses	(2,214)	(2,244)	(2,439)	(2,464)	(2,242)
Tax Expenses	(767)	(782)	(768)	(822)	(929)
Other Income (Expenses)	(797)	(407)	(413)	(820)	(723)
INCOME BEFORE TAXES	**1,749**	**1,697**	**1,795**	**1,749**	**2,100**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(269)	(230)	(282)	(162)	(408)
MINORITY INTEREST	(53)	(30)	(50)	(66)	(60)
NET PROFIT	**1,428**	**1,437**	**1,464**	**1,521**	**1,633**

BALANCE SHEET Assets (R$ million)

Assets	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15
Current Asset and Long-term Assets	**475,805**	**476,749**	**497,162**	**572,730**	**596,216**
Cash and Cash Equivalents	5,204	5,005	5,050	5,075	4,964
Interbank Investments	31,255	32,502	56,077	39,809	48,736
Securities and Derivative Financial Instrument	96,242	103,862	102,175	132,271	131,493
Interbank Accounts	42,712	45,328	33,554	30,308	34,291
Interbranch Accounts	0	-	2	-	-
Lending Operations	208,981	211,722	219,890	231,021	244,162
- Allowance for Loan Losses	*(15,050)*	*(14,656)*	*(14,704)*	*(14,582)*	*(14,078)*
Other Receivables	89,440	76,448	78,263	131,892	130,277
Other Assets	1,970	1,883	2,152	2,355	2,292
Permanent Assets	**18,807**	**17,451**	**17,776**	**17,226**	**16,075**
Investments	51	50	44	38	38
Fixed Assets	6,704	6,363	6,499	6,923	6,783
Intangibles	12,052	11,038	11,233	10,265	9,253
- Goodwill	*26,275*	*26,276*	*27,433*	*27,428*	*27,531*
- Others	*(14,223)*	*(15,238)*	*(16,200)*	*(17,163)*	*(18,278)*
Total Assets	**494,612**	**494,200**	**514,938**	**589,956**	**612,291**
Total Assets (excluding goodwill)	**486,117**	**486,614**	**507,122**	**583,089**	**606,273**

BALANCE SHEET Liabilities and Equity (R$ million)

Liabilities and Equity	Mar-14	Jun-14	Sep-14	Dec-14	Mar-15
Current Liabilities and Long-Term Liabilities	**436,052**	**434,865**	**455,129**	**531,085**	**553,030**
Deposits	133,227	134,118	135,286	143,632	140,580
Demand Deposits	*14,356*	*14,635*	*14,084*	*16,049*	*15,255*
Saving Deposits	*35,023*	*35,779*	*36,627*	*37,939*	*37,569*
Interbank Deposits	*3,956*	*4,172*	*3,764*	*3,776*	*3,748*
Time Deposits	*79,891*	*79,532*	*80,810*	*85,867*	*84,008*
Money Market Funding	86,279	89,945	101,545	110,353	117,102
Funds from Acceptance and Issuance of Securities	66,125	69,739	75,214	74,952	83,722
Interbank Accounts	2,276	2,492	1,523	14	1,284
Interbranch Accounts	1,454	1,509	1,458	2,678	2,025
Borrowings	17,627	18,131	21,853	24,444	29,274
Domestic Onlendings - Official Institutions	12,459	12,943	14,031	15,614	15,987
Foreign Onlendings	9	9	-	-	-
Derivative Financial Instruments	4,543	4,472	5,525	8,813	15,247
Other Payables	112,054	101,506	98,694	150,587	147,808
Deferred Income	315	335	341	409	408
Minority Interest	1,040	997	1,155	1,141	1,449
Equity	57,204	58,003	58,313	57,321	57,403
Total Liabilitities and Equity	**494,612**	**494,200**	**514,938**	**589,956**	**612,291**
Equity (excluding goodwill)	**48,709**	**50,417**	**50,496**	**50,453**	**51,385**

BALANCE SHEET

Loan Portfolio by Product

R$ Million	Mar-15	Mar-14	Var. YoY	Dec-14	Var. QoQ
Individuals	**79,819**	**75,445**	**5.8%**	**78,304**	**1.9%**
Leasing / Auto Loans (*)	3,132	3,229	-3.0%	3,229	-3.0%
Credit Card	17,170	16,714	2.7%	18,341	-6.4%
Payroll Loans	12,757	12,658	0.8%	11,342	12.5%
Mortgage	22,756	16,694	36.3%	21,318	6.7%
Agricultural Loans	3,639	2,844	28.0%	3,383	7.6%
Personal Loans / Others	20,364	23,307	-12.6%	20,691	-1.6%
Consumer Finance	**36,178**	**37,421**	**-3.3%**	**36,756**	**-1.6%**
Corporate	**142,147**	**111,086**	**28.0%**	**130,454**	**9.0%**
Leasing / Auto Loans	3,137	3,185	-1.5%	3,137	0.0%
Real Estate	10,332	9,850	4.9%	10,283	0.5%
Trade Finance	23,401	17,017	37.5%	20,455	14.4%
On-lending	12,901	10,386	24.2%	12,113	6.5%
Agricultural Loans	2,714	2,416	12.3%	2,780	-2.4%
Working Capital / Others	89,663	68,231	31.4%	81,685	9.8%
Total	**258,144**	**223,952**	**15.3%**	**245,514**	**5.1%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 33,097 MM in Mar/15, R$ 33,552 MM in Dec/14 and R$ 33,854 MM in Mar/14.

Santander

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	1Q15	1Q14
NET PROFIT - BR GAAP	684	518
Reversal of Goodwill Amortization	949	909
MANAGERIAL NET PROFIT - BR GAAP	1,633	1,428
Impairment on Loans and Receivables	(5)	(3)
PPA Amortization	(19)	(19)
Others	28	12
NET PROFIT - IFRS	1,637	1,417

SANTANDER ACQUIRING

In 1Q15 :

- Volumes increase **48%** in the last 12 months

Santander Acquiring		1Q14	1Q15	1Q15 vs. 1Q14
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 7,709 ▪ 60.5	▪ 11,826 ✓ 81.4	▪ 53% ✓ 35%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 4,720 ▪ 79.6	▪ 6,580 ✓ 96.8	▪ 39% ✓ 22%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 12,429 ▪ 140.0	▪ 18,405 ✓ 178.2	▪ 48% ✓ 27%

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 26º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br